FORM 6K
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2001


                          BROCKER TECHNOLOGY GROUP LTD.
                 (Translation of registrant's name into English)

          2150, 10060 Jasper Avenue, Edmonton, Alberta, Canada, T5J 3R8
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.]

                        Form 20-F _X_       Form 40-F ___


[Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes ___       No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

                                     82 ___


--------------------------------------------------------------------------------
FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 1
                       Securities and Exchange Commission

The following documents are filed herewith:


                                      INDEX

DOCUMENT

Exhibit 1.1       Financial Statements for the period ended December 31, 2000

Exhibit 1.2       Restated Financial Statements for the period ended
                  September 30, 2000

Exhibit 1.3       Restated Financial Statements for the period ended
                  June 30, 2000


--------------------------------------------------------------------------------
FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 2
                       Securities and Exchange Commission

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BROCKER TECHNOLOGY GROUP LTD.
                                        (Registrant)


March 15, 2001                          By: Andrew J. Chamberlain
                                            --------------------------------
Date                                        Andrew J. Chamberlain
                                            Corporate Secretary


--------------------------------------------------------------------------------
FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 3
                       Securities and Exchange Commission

                          BROCKER TECHNOLOGY GROUP LTD

                              FINANCIAL STATEMENTS

                   FOR THE NINE MONTHS ENDED DECEMBER 31, 2000

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2000 AND 1999


                                                          2000             1999
                                                             $                $
ASSETS

Current Assets
Cash                                                 2,945,498        5,386,768
Accounts receivable                                 24,236,672       23,574,081
Other receivables                                    1,176,385        1,869,214
Inventories                                         19,246,197       15,674,069
Prepaid expenses and deposits                          515,904          294,555
Income taxes recoverable                                    --        1,221,042
Future tax asset                                     1,526,768          309,771
                                                   -----------      -----------
                                                    49,647,424       48,329,500

Deferred Development Costs                           1,857,229        1,450,773

Capital Assets                                      12,851,639        5,890,574

Investment in Associated Company                       875,153          811,306

Goodwill                                             7,748,809        1,690,210
                                                   -----------      -----------
                                                    72,980,254       58,172,363
                                                   ===========      ===========

LIABILITIES

Current Liabilities
Cash overdraft                                       3,400,659               --
Accounts payable                                    23,239,723       23,869,848
Accrued liabilities                                  8,550,594        4,147,323
Taxation Payable                                     1,307,500          652,071
Financing Facility                                   8,165,780       11,076,510
Current portion of long-term debt                    3,497,147          199,963
                                                   -----------      -----------
                                                    48,161,403       39,945,715

Long -Term Debt                                      2,477,643        2,018,376

Future Tax Liability
                                                   -----------      -----------
                                                    50,639,046       41,964,091

SHAREHOLDERS' EQUITY

Share Capital                                       28,956,658       16,012,050
Foreign Currency Translation Reserve                (3,343,228)      (1,266,716)
Retained Earnings                                   (4,966,305)       1,462,938
Minority Interest                                    1,694,083               --
                                                   -----------      -----------
                                                    22,341,208       16,208,272
                                                   -----------      -----------
                                                    72,980,254       58,172,363
                                                   ===========      ===========


Signed on behalf of the Board


 ................................                ................................
Director                                        Director

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999


                                                           2000            1999
                                                              $               $

Revenue                                              90,061,270     109,816,816

Cost of Goods Sold                                   77,996,147      95,830,402
                                                    -----------    ------------
Gross Margin                                         12,065,123      13,986,414

Operating Expenses
Depreciation and amortisation                         1,554,706         889,802
Net interest expense                                    656,773         845,120
Salaries and commissions                              7,717,821       7,864,419
Other operating expenses                              7,508,783       4,308,278
                                                    -----------    ------------
Total operating expenses                             17,438,083      13,907,619
                                                    -----------    ------------
Operating Income                                     (5,372,960)         78,795

Equity accounted losses of associated company            13,601          67,256
                                                    -----------    ------------
Income before Income Tax Provision                   (5,386,561)         11,539

Income Tax Provision                                   (704,705)        102,590
                                                    -----------    ------------
Net Earnings for the period                          (6,091,266)        (91,051)
                                                    ===========    ============

Earnings Per Common Share                                 (0.33)          (0.02)
                                                    ===========    ============

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999


                                                           2000            1999
                                                              $               $

Retained Earnings, Beginning of the period            1,124,961       1,706,732

Net Earnings for the period                          (6,091,266)        (91,051)

Discount on redemption of preferred shares                   --              --

Preferred dividends paid                                     --        (152,743)
                                                     ----------      ----------
Retained Earnings, End of the period                 (4,966,305)      1,462,938
                                                     ==========      ==========



BROCKER TECHNOLOGY GROUP LTD

MOVEMENTS IN FOREIGN CURRENCY TRANSLATION RESERVE

FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999


                                                                    2000          1999
                                                                       $             $
Beginning of the period                                       (1,745,415)     (799,084)

Difference arising on the translation of foreign operations   (1,597,813)     (467,632)
                                                              ----------    ----------
End of the period                                             (3,343,228)   (1,266,716)
                                                              ==========    ==========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999


                                                                         2000            1999
                                                                            $               $
Cash flows from operating activities

Receipts from customers                                            91,647,649     108,012,642
Payments to suppliers and employees                               (93,512,317)   (110,653,499)
Interest paid                                                        (737,168)       (799,922)
Taxation refunded/(paid)                                             (124,778)       (154,836)
                                                                  -----------    ------------
Cash flows from operating activities                               (2,726,614)     (3,595,615)

Cash flows from investing activities

Proceeds from the sale/(purchase) of Fixed Assets                      30,789              --

Purchase of capital assets                                         (1,989,517)       (552,177)
Investment in associated company                                      (88,222)       (300,905)
Acquisition of subsidiaries                                        (1,641,512)        (33,831)
                                                                  -----------    ------------
Cash flows from investing activities                               (3,688,462)       (886,913)

Cash flows from financing activities

Proceeds from shares, options and warrants issued and exercised        69,935      10,250,329
Proceeds from mortgage/loan finance                                   506,519              --

Repayment of mortgage principle                                      (124,275)       (175,313)
Payment of dividend on preferred shares                                    --        (152,743)
                                                                  -----------    ------------
Cash flows from financing activities                                  452,179       9,922,273
                                                                  -----------    ------------
Net Increase in cash equivalents                                   (5,962,897)      5,439,745

Cash at the beginning of the year                                   8,637,357         (55,433)

Cash overdraft acquired, Generic Technologies Limited (Note 3)     (3,219,912)             --

Translation of cash equivalents to reporting currency                  90,291           2,456
                                                                  -----------    ------------
Cash at the End of the period                                        (455,161)      5,386,768
                                                                  ===========    ============

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999


1    BASIS OF PRESENTATION

a)   General

     Brocker Technology Group Ltd, ( "the Company" ), was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

     On February 28, 1998 the Company transferred its listing to the Toronto Stock Exchange.

     On August 21, 2000 the company additionally listed on the NASDAQ Stock exchange.

     These financial statements have been prepared in accordance with the generally accepted accounting principles of Canada.

b)   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2    SIGNIFICANT ACCOUNTING POLICIES

a)   Principles of Consolidation

     The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly owned subsidiaries, all of which are consolidated using the purchase method, are as follows:

     Brocker Technology Group (NZ) Limited
     Brocker Technology Group (Australia) Pty Limited formerly (Brocker Investments (Australia) Pty Limited)
     Brocker Financial Limited
     Easy PC Computer Rentals Limited
     Image Craft Australia Pty Limited
     Industrial Communications Service Limited
     Powercall Technologies Limited
     Pritech Australia Pty Limited
     Brocker Professional Services Limited (formerly Pritech Corporation
     Limited)
     Pritech Corporation Limited
     Brocker Online Services Limited
     Sealcorp Australia Pty Limited
     Sealcorp Computer Products Limited
     Sealcorp Telecommunications Group Limited
     1World Systems Limited
     Tech Support Limited

     At March 31,2000 the operations of Image Craft Limited, Northmark Technologies Limited, and Photo Magic Limited were amalgamated with Brocker Technology Group (NZ) limited.

     At September 1, 2000 Certus Project Consulting Limted was purchased and renamed Broker Professional Services Limited.

     During the 1998 Brocker Technology Group Ltd took a 20% founding shareholding in Highway Technologies Limited. This investment has been recorded using the equity method.

b)   Goodwill

     The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortised on a straight-line basis over its estimated useful life, considered to be three to ten years. On an ongoing basis, management reviews the valuation and amortisation of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

     Where an acquisition price is contingent on a future event or events, no goodwill is recognised until the final acquisition price can be reasonably determined.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)   Foreign Currency

     Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

     The financial statements of foreign operations are translated to Canadian dollars using weighted average exchange rates for the period for items included in the statement of earnings, period end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain or loss on the translation of the financial statements.

d)   Inventories

     Inventories principally comprise finished goods and are carried at the lower of cost and net realisable value. Cost is determined on a weighted average or first in first out basis.

e)   Capital Assets

     Capital assets are recorded at cost. Depreciation is calculated on a declining balance basis (except for leasehold improvements where a straight line basis is used) using the following rates:

     Land                                                              0%
     Buildings                                                         2%
     Office equipment                                                 20%
     Vehicles                                                  20 and 26%
     Furniture and fixtures                                           20%
     Computer hardware                                          20 to 30%
     Computer software                                           30 - 40%
     Plant and Equipment                                         20 - 26%
     Leasehold improvements                                  1 to 4 years
     Computer hardware held for rental                       2 to 3 years

f)   Revenue recognition

     The Company earns substantially all of its revenue for the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

g)   Research and development expenditures

     Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortisation. Deferred development costs are amortised over the life of the developed product, currently a maximum of three years.

h)   Future Income Taxes

     Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognised in income in the period that substantive enactment or enactment occurs.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)   Earnings Per share

     Earnings per share have been calculated based on the weighted average number of common shares outstanding. The fully diluted earnings per share have been calculated on the assumption that all vested options have been exercised .

     In both cases, common shares to be issued, or held in escrow, in respect of the settlement of earn-out consideration in relation to acquisitions are only taken into account in the calculation of earnings per share once the number of shares can be reasonably determined.

j)   Stock Options

     The company has a stock option plan. When stock options are issued, the value of the option is not determined or recorded. Any consideration received on the exercise of the stock option is credited to share capital.

k)   Cash and cash Equivalents

     Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments. Cash and cash equivalents included in the cash flow statement are comprised solely of balances with banks.

3    ACQUISITIONS

(a) As at October 1, 2001 company completed and signed a formal agreement to acquire the Generic Technology Group, the private holding company of the Datec Group ( "Datec") which is a leading developer and marketer of information technology , and a major telecommunications and network management consulting firm. The company will pay $19,911,00 to purchase the Group with an initial issue of 1,393,770 common shares ( deemed value of $10 per share ) plus a cash payment to of $1,493,325. The balance of $4,479,975 is to be paid in four installments, with the last payment due June 30, 2003. As at December 31, 2000 an amount of $1,493,325 has been paid and the 1,393,770 shares have been categorised as "To be issued" (Note
     8).

(b) During the period the company purchased the assets of Communica Limited for a consideration of NZ$368,732. Communica Limited is involved in the provision of Toll and Cellular Services to its customers.

(c) During the period the company purchased the assets of Certus Project Consulting Limited ("Certus") for a maximum consideration $1,542,250. Certus is involved in the provision of Information Technology and Telecommunications Management Consulting. The maximum purchase price payable is to be based on the lesser of 1.5 times the sales revenue of Certus for the fiscal year ended August 31, 2000 or 21.72 times the net profit before tax in the same period, subject to a maximum price of approximately $1,542,250 and will settled by issuing shares at $7.00. As at December 30, 2000 these shares have been categorised as "To be issued" (Note 8).

4    CAPITAL ASSETS

     During the 1998 Brocker Investments (NZ) Limited have acquired new premises in Auckland, New Zealand. The $2.350M purchase price of this property has been settled by way of mortgage finance of $2,103,000

5    DEFERRED DEVELOPMENT COSTS

     As at December 30, 2000 development costs of $1,857,229 have been capitalised. These costs principally relate to the development of software applications.


6    INVESTMENT IN ASSOCIATED COMPANY

     During 1998 Brocker Investments (NZ) Limited took a 20% founding shareholding in Highway Technologies Limited. This Company has developed new technology capable of providing transport and highway management, operation and funding solutions.

     In addition to the investment, Brocker Technology Group (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the Company's establishment phase up to a maximum of NZ$1,500,000. Interest is payable on these funds at 30% per annum. As at December 30, 2000 amounts advanced to Highway Technologies Limited amounted to NZ$1,481,925

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999


7    INDEBTEDNESS

(a)  The components of indebtedness are follows

     Mortgage finance liability                                  1,681,630

     Less current portion                                         (165,309)
                                                                ----------
                                                                 1,516,321

       Capital lease obligations with interest rates ranging
       from 6.6% to 14.5% per annum, collateralised by
       related assets, payable over 1 to 3 years                 4,247,254

       Less current portion                                     (3,331,838)
                                                                ----------
                                                                   915,416

       An unsecured term liability repayable in
       New Zealand dollars                                          45,906
                                                                ----------
                                                                 2,477,643
                                                                ==========

(b) During the year ended March 31, 2000 Sealcorp Computer Products Limited, Sealcorp Telecommunications Group Limited and Selacorp Australia Pty Limited ( all subsidiaries of the company ) have successfully renegotiated their financing arrangements. A new $20 million financing facility, secured by a registered first debenture on the assets and undertakings of these companies, replaces the previous facility of similar terms, which was terminated during the period. The current interest rate on this facility is 7.15%.

8    SHARE CAPITAL

     Authorised

     Unlimited number of common shares
     Unlimited number of Preferred Shares
     10,000,000 Series A Preferred Shares 6 1/2% cumulative

     Issued and outstanding                         2000              1999
                                                       $                 $

     Common shares                            23,455,772        16,197,527
     Shares to be issued                       7,484,095           152,030
     Less:  Share issue costs                 (1,983,209)         (337,507)
                                             -----------       -----------
                                              28,956,658        16,012,050

     As at December 30, 2000 1,015,421 shares are being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999


     Earnings Per Common Share

     Earnings per share has been calculated on the basis of the weighted average number of common shares outstanding for the period.

                                                      2000            1999

     Weighted average number of  shares         18,290,338      12,385,591

     Net Profit after tax                       (6,091,266)       (243,794)
                                               -----------     -----------
     Basic Earnings per share                       ($0.33)         ($0.02)
                                               ===========     ===========

     For the current quarter and previous financial year the effect on earnings per share of the exercise of outstanding options and conversion of preferred shares, for the calculation of fully diluted earnings per share, is anti-dilutive.

9    SEGMENTAL OPERATIONS

     The group operates in two geographical segments, New Zealand and Australia. The Canadian operations shown relate to administrative items only.

     The reporting of business segments is consistent with those reported in the prior year, including Vendor Services and Application Hosting which have been renamed to better reflect the operations of the segments.

     2000 ($)                             Canada      New Zealand        Australia         Pacific           Total
     Sales                                    --       65,952,288       16,320,840       7,788,102      90,061,230
     Net Profit /(loss )                (103,203)      (2,014,595)      (4,236,963)        263,495      (6,091,266)
     Depreciation & amortisation         102,373          993,502          167,999         290,831       1,554,705
     Net Interest Expense                (82,057)         374,351          213,621         150,858         656,773
     Identifiable Assets              14,618,839       34,722,571        3,366,800      20,272,043      72,980,253

     The Group principally operates in four industry segments, being divisions by which the Group is managed, as follows:

     * Distribution and sale of computer and telecommunications hardware and software ("Vendor Services")

     * The hosting of client hardware and software services including technical support and services for the Technology Industry ("Online Services")

     *    Software application design and development ("Application
          Development")

     *    Provision of professional consulting services ("Professional
          Services")

     The Corporate Services operation shown relates to the Group's administrative functions in New Zealand, Australia, Canada and the Pacific.

                                   Professional       Online     Application           Vendor        Corporate
     2000 ($)                          Services     Services     Development         Services         Services            Total
     Sales                           11,292,549      704,550       1,983,736       75,890,340          190,095       90,061,270
     Net Profit /(loss )                338,661     (839,591)     (1,449,999)      (3,514,084)        (626,253)      (6,091,266)
     Depreciation & amortisation        312,855       75,375         155,146          345,250          666,080        1,554,706
     Net Interest Expense               165,039      131,763         118,181          707,545         (465,756)         656,772
     Identifiable Assets             18,136,574     (830,171)      2,879,125       23,825,441       28,969,284       72,980,253

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999


10   SUBSEQUENT EVENTS

     Subsequent to December 31, 2000, following the discovery of accounting irregularities, the decision was taken to wind down the operations of Sealcorp Australia Pty Limited. The impact of this wind down has been estimated and included within the Consolidated Statement of Earnings as at December 31, 2000.

     Brocker anticipates additional adjustments and write-downs, reflecting proposed restructuring Group. These adjustments, estimated at $4.5 million, relate to the sale and closure of certain activities, and the write off of goodwill and deferred development costs. The results of this restructure will be included in the results for the quarter ended March 31, 2001.

                          BROCKER TECHNOLOGY GROUP LTD

                          RESTATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000



The Financial Statements previously reported, for June 30, 2000, have been restated.

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED BALANCE SHEETS

                                                        As originally
AS AT SEPTEMBER 30, 2000 AND 1999           Restated         reported
                                                2000             2000             1999
                                                   $                $                $
ASSETS

Current Assets
Cash                                       3,809,383        3,809,383          194,753
Accounts receivable                       16,260,469       18,321,068       21,401,823
Other receivables                          1,584,244        1,584,244        1,798,862
Inventories                               16,614,054       16,725,768       20,236,470
Prepaid expenses and deposits                 39,823           67,740        1,056,381
Income taxes recoverable                     679,628          679,628          643,366
Future tax asset                           1,000,342        1,000,342          314,162
                                         -----------      -----------      -----------
                                          39,987,943       42,188,173       45,645,817

Deferred Development Costs                 1,615,855        1,615,855        1,144,474

Capital Assets                             4,728,765        4,728,765        5,255,550

Investment in Associated Company             818,244          818,244          678,128

Goodwill                                   3,081,383        3,081,383        1,635,115
                                         -----------      -----------      -----------
                                          50,232,190       52,432,420       54,359,084
                                         ===========      ===========      ===========

LIABILITIES

Current Liabilities
Accounts payable                          16,031,337       18,015,431       35,761,670
Accrued liabilities                        2,771,848        2,774,019        1,939,153
Taxation Payable                             329,006          406,034               --
Financing Facility                         9,783,441        9,783,441        7,028,684
Current portion of long-term debt            184,135          184,135          198,353
                                         -----------      -----------      -----------
                                          29,099,767       31,163,060       44,927,860

Long -Term Debt                            1,510,353        1,510,353        2,070,224
Future Tax Liability                          74,355           74,355
                                         -----------      -----------      -----------
                                          30,684,475       32,747,768       46,998,084

SHAREHOLDERS' EQUITY

Share Capital                             23,395,504       23,395,504        6,906,721
Foreign Currency Translation Reserve      (3,974,938)      (3,974,938)      (1,104,541)
Retained Earnings                            127,149          264,086        1,558,820
                                         -----------      -----------      -----------
                                          19,547,715       19,684,652        7,361,000
                                         -----------      -----------      -----------
                                          50,232,190       52,432,420       54,359,084
                                         ===========      ===========      ===========


Signed on behalf of the Board


 ................................                ................................
Director                                        Director

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

                                                                 As originally
                                                     Restated         reported
                                                         2000             2000             1999
                                                            $                $                $
Revenue                                            52,998,885       55,059,484       74,233,131

Cost of Goods Sold                                 46,218,761       48,091,144       64,667,335
                                                  -----------      -----------      -----------
Gross Margin                                        6,780,124        6,968,340        9,565,796

Operating Expenses
Depreciation and amortisation                         702,710          702,710          765,675
Net interest expense                                  338,695          338,695          544,347
Salaries and commissions                            4,237,500        4,237,500        4,950,463
Other operating expenses                            2,916,932        2,891,181        3,384,553
                                                  -----------      -----------      -----------
Total operating expenses                            8,195,837        8,170,086        9,645,038
                                                  -----------      -----------      -----------
Operating Income                                   (1,415,713)      (1,201,746)         (79,242)

Equity accounted losses of associated company          13,930           13,930           45,720
                                                  -----------      -----------      -----------
Income before Income Tax Provision                 (1,429,643)      (1,215,676)        (124,962)

Income Tax Provision                                  431,830          354,801           22,950
                                                  -----------      -----------      -----------
Net Earnings for the period                          (997,813)        (860,875)        (147,912)
                                                  ===========      ===========      ===========

Earnings Per Common Share                               (0.05)           (0.05)           (0.05)
                                                  ===========      ===========      ===========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

                                                            As originally
                                                 Restated        reported
                                                     2000            2000            1999
                                                        $               $               $
                                               ----------      ----------      ----------
Retained Earnings, Beginning of the period      1,124,962       1,124,962       1,706,732

Net Earnings for the period                      (997,813)       (860,875)       (147,912)

Discount on redemption of preferred shares             --              --              --

Preferred dividends paid                               --              --              --
                                               ----------      ----------      ----------
Retained Earnings, End of the period              127,149         264,087       1,558,820
                                               ==========      ==========      ==========



BROCKER TECHNOLOGY GROUP LTD

MOVEMENTS IN FOREIGN CURRENCY TRANSLATION RESERVE

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


                                                                    2000          1999
                                                                       $             $
Beginning of the period                                       (1,745,415)     (799,084)

Difference arising on the translation of foreign operations   (2,229,523)     (305,457)
                                                              ----------    ----------
End of the period                                             (3,974,938)   (1,104,541)
                                                              ==========    ==========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


                                                                         2000           1999
                                                                            $              $
Cash flows from operating activities

Receipts from customers                                            54,882,292     74,299,551
Payments to suppliers and employees                               (58,428,602)   (73,795,105)
Interest paid                                                        (338,695)      (544,347)
Taxation refunded                                                      10,169       (155,278)
                                                                  -----------    -----------
Cash flows from operating activities                               (3,874,836)      (195,179)

Cash flows from investing activities

Proceeds from the sale/(purchase) of Fixed Assets                      30,789              0

Purchase of capital assets                                           (536,182)      (396,978)
Investment in associated company                                      (88,222)      (147,098)
Acquistion of subsidiaries                                           (206,290)       (33,831)
                                                                  -----------    -----------
Cash flows from investing activities                                 (799,905)      (577,907)

Cash flows from financing activities

Proceeds from shares, options and warrants issued and exercised       202,837      1,145,000
Repayment of mortgage principle                                      (159,374)      (124,267)
                                                                  -----------    -----------
Cash flows from financing activities                                   43,463      1,020,733
                                                                  -----------    -----------
Net Increase in cash equivalents                                   (4,631,278)       247,647

Cash at the beginning of the year                                   8,637,357        (55,433)

Translation of cash equivalents to reporting currency                (196,696)         2,539
                                                                  -----------    -----------
Cash at the End of the period                                       3,809,383        194,753
                                                                  ===========    ===========

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


1    BASIS OF PRESENTATION

a)   General

     Brocker Technology Group Ltd, ( "the Company" ), was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

     On February 28, 1998 the Company transferred its listing to the Toronto Stock Exchange.

     On August 21, 2000 the company additionally listed on the NASDAQ Stock exchange.

     These financial statements have been prepared in accordance with the generally accepted accounting principles of Canada.

     Restatement

     Following the discovery of accounting irregularities in Sealcorp Australia Pty Limited, the Financial Statements of the Group have been restated. The impact of this restatement was to reduce the quarters reported revnue by $2,060,599, reduced gross margin by $127,043 and increase operating expenses by $17,978 with a combined net profit impact of $145,022.

     The Financial Statements for the Group for the quarter ended June 30, 2000 have also been restated. The combined impact of this restatement, with the current quarter, has been to reduce reported revenues by $2,060,599, reduced gross margins by $188,215 and increased operating expenses by $25,751 with a total net profit impact of $213,966.

b)   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2    SIGNIFICANT ACCOUNTING POLICIES

a)   Principles of Consolidation

     The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly owned subsidiaries, all of which are consolidated using the purchase method, are as follows:

     Brocker Technology Group (NZ) Limited
     Brocker Technology Group (Australia) Pty Limited formerly (Brocker Investments (Australia) Pty Limited)
     Brocker Financial Limited
     Easy PC Computer Rentals Limited
     Image Craft Australia Pty Limited
     Industrial Communications Service Limited
     Powercall Technologies Limited
     Pritech Australia Pty Limited
     Brocker Professional Services Limited (formerly Pritech Corporation
     Limited)
     Pritech Corporation Limited
     Brocker Online Services Limited
     Sealcorp Australia Pty Limited
     Sealcorp Computer Products Limited
     Sealcorp Telecommunications Group Limited
     1World Systems Limited
     Tech Support Limited

     At March 31,2000 the operations of Image Craft Limited, Northmark Technologies Limited, and Photo Magic Limited were amalgamated with Brocker Technology Group (NZ) limited.

     At September 1, 2000 Certus Project Consulting Limted was purchased and renamed Broker Professional Services Limited.

     During the 1998 Brocker Technology Group Ltd took a 20% founding shareholding in Highway Technologies Limited. This investment has been recorded using the equity method.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)   Goodwill

     The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortised on a straight-line basis over its estimated useful life, considered to be three to ten years. On an ongoing basis, management reviews the valuation and amortisation of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

     Where an acquisition price is contingent on a future event or events, no goodwill is recognised until the final acquisition price can be reasonably determined.

c)   Foreign Currency

     Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

     The financial statements of foreign operations are translated to Canadian dollars using weighted average exchange rates for the period for items included in the statement of earnings, period end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain or loss on the translation of the financial statements.

d)   Inventories

     Inventories principally comprise finished goods and are carried at the lower of cost and net realisable value. Cost is determined on a weighted average or first in first out basis.

e)   Capital Assets

     Capital assets are recorded at cost. Depreciation is calculated on a declining balance basis (except for leasehold improvements where a straight line basis is used) using the following rates:

     Land                                                              0%
     Buildings                                                         2%
     Office equipment                                                 20%
     Vehicles                                                  20 and 26%
     Furniture and fixtures                                           20%
     Computer hardware                                          20 to 30%
     Computer software                                           30 - 40%
     Plant and Equipment                                         20 - 26%
     Leasehold improvements                                  1 to 4 years
     Computer hardware held for rental                       2 to 3 years

f)   Revenue recognition

     The Company earns substantially all of its revenue for the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)   Research and development expenditures

     Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortisation. Deferred development costs are amortised over the life of the developed product, currently a maximum of three years.

h)   Future Income Taxes

     Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognised in income in the period that substantive enactment or enactment occurs.

i)   Earnings Per share

     Earnings per share have been calculated based on the weighted average number of common shares outstanding. The fully diluted earnings per share have been calculated on the assumptioin that all vested options have been exercised.

     In both cases, common shares to be issued, or held in escrow, in respect of the settlement of earn-out consideration in relation to acquisitions are only taken into account in the calculation of earnings per share once the number of shares can be reasonably determined.

j)   Stock Options

     The company has a stock option plan. When stock options are issued, the value of the option is not determined or recorded. Any consideration received on the exercise of the stock option is credited to share capital.

k)   Cash and cash Equivalents

     Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments. Cash and cash equivalents included in the cash flow statement are comprised solely of balances with banks.

3    ACQUISITIONS

     During the period the company purchased the assets of Communica Limited for a consideration of NZ$368,732. Communica Limited is involved in the provision of Toll and Cellular Services to its customers.

     During the period the company purchased the assets of Certus Project Consulting Limited ("Certus") for a maximum consideration $1,542,250. Certus is involved in the provision of Information Technology and Telecommunications Management Consulting. The maximum purchase price payable is to be based on the lesser of 1.5 times the sales revenue of Certus for the fiscal year ended August 31, 2000 or 21.72 times the net profit before tax in the same period, subject to a maximum price of approximately $1,542,250 and will settled by issuing shares at $7.00. As at September 30, 2000 these shares have been categorised as "To be issued" (Note 8).

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


4    CAPITAL ASSETS

     During the 1998 Brocker Investments (NZ) Limited have acquired new premises in Auckland, New Zealand. The $2.350M purchase price of this property has been settled by way of mortgage finance of $2,103,000

5    DEFERRED DEVELOPMENT COSTS

     As at September 30, 2000 development costs of $1,615,855 have been capitalised. These costs principally relate to the development of software applications.

6    INVESTMENT IN ASSOCIATED COMPANY

     During 1998 Brocker Investments (NZ) Limited took a 20% founding shareholding in Highway Technologies Limited. This Company has developed new technology capable of providing transport and highway management, operation and funding solutions.

     In addition to the investment, Brocker Technolgy Group (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the Company's establishment phase up to a maximum of NZ$1,500,000. Interest is payable on these funds at 30% per annum. As at September 30, 2000 amounts advanced to Highway Technologies Limited amounted to NZ$1,481,925

7    INDEBTEDNESS

(a)  The components of indebtedness are follows

     Mortgage finance liability                                      1,616,169

     Less current portion                                             (152,302)
                                                                    ----------
                                                                     1,463,867

     Capital lease obligations payable in New Zealand dollars,
     with interest rates ranging from 6.6% to 14.5% per annum,
     collateralised by related assets, payable over 1 to 3 years        35,136

     Less current portion                                              (31,833)
                                                                    ----------
                                                                         3,303

     An unsecured term liability repayable in New Zealand dollars       43,183
                                                                    ----------
                                                                     1,510,353
                                                                    ==========

     During the year ended March 31, 2000 Sealcorp Computer Products Limited, Sealcorp Telecommunications Group Limited and Selacorp Australia Pty Limited ( all subsidiaries of the company ) have successfully renegotiated their financing arrangements. A new $20 million financing facility, secured by a registered first debenture on the assets and undertakings of these companies, replaces the previous facility of similar terms, which was terminated during the period. The current interest rate on this facility is 7.15%.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


8    SHARE CAPITAL

     Authorised

     Unlimited number of common shares
     Unlimited number of Preferred Shares
     10,000,000 Series A Preferred Shares 6 1/2% cumulative

     Issued and outstanding                          2000             1999
                                                        $                $

     Common shares                             23,455,772        5,339,125
     Series A Preferred                                --        1,609,365
     Shares to be issued                        1,922,941               --
     Less:  Share issue costs                  (1,983,209)         (41,769)
                                              -----------       ----------
                                               23,395,504        6,906,721

     As at September 30, 2000 1,015,421 shares are being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis.

     Earnings Per Common Share

     Earnings per share has been calculated on the basis of the weighted average number of common shares outstanding for the period.
                                                             As originally
                                                 Restated         reported
                                                     2000             2000

     Weigthed average number of  shares        18,282,131       18,282,131

     Net (Loss) / Profit after tax               (997,813)        (860,875)
                                              -----------      -----------
     Basic Earnings per share                      ($0.05)          ($0.05)
                                              ===========      ===========

     For the current quarter and previous financial year the effect on earnings per share of the exercise of outstanding options and conversion of prefered shares, for the calculation of fully diluted earnings per share, is anti-dilutive.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2000 AND 1999


9    SEGMENTAL OPERATIONS (Restated)

     The group operates in two geographical segments, New Zealand and Australia. The Canadian opertaions shown relate to administrative items only.

     The reporting of business segments is consistent with those reported in the prior year, including Vendor Services and Application Hosting which have been renamed to better reflect the opertaions of the segments.

     2000 ($)                             Canada      New Zealand       Australia            Total
     Sales                                    --       43,597,016       9,401,869       52,998,885
     Net Profit /(loss )                      --         (960,208)        (37,605)        (997,813)
     Depreciation & amortisation              --          619,418          83,292          702,710
     Net Interest Expense                (75,300)         267,912         146,083          338,695
     Identifiable Assets              11,533,430       33,409,479       5,289,281       50,232,190
     Capital Asset Expenditure                --          463,299          72,883          536,182

     The Group principally operates in four industry segments, being divisons by which the Group is managed, as follows:

     * Distribution and sale of computer and telecommunicatioins hardware and software ("Vendor Services")

     * The hosting of client hardware and software services including technical support and services for the Technology Industry ("Online Services")

     *    Software application design and development ("Application
          Development")

     *    Provision of professional consulting services ("Professional
          Services")

     The Corporate Services operation shown relates to the Group's administrative functions in New Zealand, Australia, and Canada.

                                   Professional        Online   Application           Vendor        Corporate
     2000 ($)                          Services      Services   Development         Services         Services            Total

     Sales                            2,720,864       464,833        61,189       49,721,851           30,148       52,998,885
     Intersegment Revenue               (35,030)       14,235            --          140,145         (119,350)              --
     Net Profit /(loss )                 24,376      (290,410)     (548,877)        (195,244)          12,342         (997,813)
     Depreciation & amortisation         33,654        50,011        51,302          242,461          325,282          702,710
     Net Interest Expense                37,749       110,464        25,189          458,084         (292,791)         338,695
     Identifiable Assets              1,126,931      (520,987)      477,098       23,959,562       25,189,586       50,232,190
     Capital Asset Expenditure           13,695        28,592            --          137,283          356,612          536,182

10   SUBSEQUENT EVENTS

     Subsequent to the end of the period the company has completed and signed a formal agreement to acquire the Generic Technology Group, the private holding company of the Datec Group ( "Datec") which is a leading developer and marketer of information technology , and a major telecommunications and network management consulting firm. The company will pay $19,911,00 to purchase the Group with an initial issue of 1,393,770 common shares ( deemed value of $10 per share ) plus a cash payment to of $1,493,325. The balance of $4,479,975 is to be paid in four installlments, with the last payment due June 30, 2003.

     Subsequent to the end of the period the company has completed and signed a Heads of Agreement (Letter of Intent) to acquire the KyxPyx Technologies Incorporated , which has developed a multi-channeled media streaming system based on the company's proprietary technology.

                          BROCKER TECHNOLOGY GROUP LTD

                          RESTATED FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED JUNE 30, 2000



The Financial Statements previously reported, for June 30, 2000, have been restated.

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2000 AND 1999


                                                        As originally
                                            Restated         reported
                                                2000             2000             1999
                                                   $                $                $
ASSETS

Current Assets
Cash                                       3,668,472        3,668,472          129,160
Accounts receivable                       22,398,858       22,398,858       28,923,319
Other receivables                          1,597,105        1,597,105        1,277,619
Inventories                               15,757,537       15,818,709       15,860,523
Prepaid expenses and deposits                 56,669           69,874          924,449
Income taxes recoverable                     681,163          681,163          332,249
Future tax asset                           1,039,057        1,039,057          310,270
                                         -----------      -----------      -----------
                                          45,198,861       45,273,238       47,757,589

Deferred Development Costs                 1,597,504        1,597,504        1,322,410

Capital Assets                             5,100,881        5,100,881        5,230,026

Investment in Associated Company             849,894          849,894          655,730

Other Investments                            207,210          207,210               --

Goodwill                                   1,676,896        1,676,896        1,797,700
                                         -----------      -----------      -----------
                                          54,631,246       54,705,623       56,763,455
                                         ===========      ===========      ===========

LIABILITIES

Current Liabilities
Accounts payable                          19,332,341       19,332,341       42,877,778
Accrued liabilities                        2,286,044        2,291,477        4,776,391
Taxation Payable                             394,581          419,401               --
Financing Facility                        10,735,236       10,735,236               --
Current portion of long-term debt            191,116          191,116          198,061
                                         -----------      -----------      -----------
                                          32,939,318       32,969,571       47,852,230

Long -Term Debt                            1,742,954        1,742,954        2,240,937
Future Tax Liability                          54,805           54,805               --
                                         -----------      -----------      -----------
                                          34,737,077       34,767,330       50,093,167

SHAREHOLDERS' EQUITY

Share Capital                             21,762,070       21,762,070        5,761,721
Foreign Currency Translation Reserve      (2,302,984)      (2,302,984)        (833,042)
Retained Earnings                            435,083          479,207        1,741,609
                                         -----------      -----------      -----------
                                          19,894,169       19,938,293        6,670,288
                                         -----------      -----------      -----------
                                          54,631,246       54,705,623       56,763,455
                                         ===========      ===========      ===========


Signed on behalf of the Board


 ................................                ................................
Director                                        Director

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999


                                                                 As originally
                                                     Restated         reported
                                                         2000             2000            1999
                                                            $                $               $

Revenue                                            28,525,498       28,525,498      36,320,354

Cost of Goods Sold                                 25,251,943       25,190,771      31,747,893
                                                  -----------      -----------      ----------
Gross Margin                                        3,273,555        3,334,727       4,572,461

Operating Expenses
Depreciation and amortisation                         373,077          373,077         365,218
Net interest expense                                  123,465          123,465         277,847
Salaries and commissions                            2,019,947        2,019,947       2,018,039
Other operating expenses                            1,731,910        1,724,137       1,764,386
                                                  -----------      -----------      ----------
Total operating expenses                            4,248,399        4,240,626       4,425,490
                                                  -----------      -----------      ----------
Operating Income                                     (974,844)        (905,899)        146,971

Equity accounted losses of associated company          13,995           13,995          21,655
                                                  -----------      -----------      ----------
Income before Income Tax Provision                   (988,839)        (919,894)        125,316

Income Tax Provision                                 (298,960)        (274,140)         90,439
                                                  -----------      -----------      ----------
Net Earnings for the period                          (689,879)        (645,754)         34,877
                                                  ===========      ===========      ==========

Earnings Per Common Share                               (0.04)           (0.04)           0.00
                                                  ===========      ===========      ==========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999


                                                            As originally
                                                 Restated        reported
                                                     2000            2000           1999
                                                        $               $              $
Retained Earnings, Beginning of the period      1,124,962       1,124,962      1,706,732

Net Earnings for the period                      (689,879)       (645,754)        34,877

Discount on redemption of preferred shares             --

Preferred dividends paid                               --
                                               ----------      ----------      ---------
Retained Earnings, End of the period              435,083         479,208      1,741,609
                                               ==========      ==========      =========



BROCKER TECHNOLOGY GROUP LTD

MOVEMENTS IN FOREIGN CURRENCY TRANSLATION RESERVE

FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999


                                                                    2000        1999
                                                                       $           $
Beginning of the period                                       (1,745,415)   (799,084)

Difference arising on the translation of foreign operations     (557,569)    (33,958)
                                                              ----------    --------
End of the period                                             (2,302,984)   (833,042)
                                                              ==========    ========

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999


                                                           Restated
                                                               2000           1999
                                                                  $              $
Cash flows from operating activities

Receipts from customers                                  24,563,644     30,291,817
Payments to suppliers and employees                     (28,526,793)   (29,479,531)
Interest paid                                              (123,465)      (277,847)
Taxation refunded                                            16,464       (194,700)
                                                        -----------    -----------
Cash flows from operating activities                     (4,070,150)       339,739

Cash flows from investing activities

Proceeds from the sale of Fixed Assets                       14,773             --

Purchase of capital assets                                 (288,958)       (53,342)
Investment in associated company                            (58,461)       (84,315)
Other Investments                                          (207,210)            --
                                                        -----------    -----------
Cash flows from investing activities                       (539,856)      (137,657)

Cash flows from financing activities

Repayment of mortgage principle                             (72,982)       (18,531)
                                                        -----------    -----------
Cash flows from financing activities                        (72,982)       (18,531)
                                                        -----------    -----------
Net Increase in cash equivalents                         (4,682,988)       183,551

Cash at the beginning of the year                         8,637,357        (55,433)

translation of cash equivalents to reporting currency      (285,897)         1,042
                                                        -----------    -----------
Cash at the End of the period                             3,668,472        129,160
                                                        ===========    ===========

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999


1    BASIS OF PRESENTATION

a)   General

     Brocker Technology Group Ltd, ( "the Company" ), was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

     On February 28, 1998 the Company transferred its listing to the Toronto Stock Exchange.

     These financial statements have been prepared in accordance with the generally accepted accounting principles of Canada.

     Restatement

     Following the discovery of accounting irregularities in Sealcorp Australia Pty Limited, the Financial Statements of the Group have been restated. The impact of this restatment was to reduce the reported gross margin by $61,172 and increased operating expenditure by $7,773, with a combined net profit impact of $68,945.

b)   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2    SIGNIFICANT ACCOUNTING POLICIES

a)   Principles of Consolidation

     The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly owned subsidiaries, all of which are consolidated using the purchase method, are as follows:

     Brocker Technology Group (NZ) Limited
     Brocker Investments (Australia) Pty Limited
     Brocker Financial Limited
     Easy PC Computer Rentals Limited
     Image Craft Australia Pty Limited
     Industrial Communications Service Limited
     Powercall Technologies Limited
     Pritech Australia Pty Limited
     Pritech Corporation Limited
     Sealcorp Australia Pty Limited
     Sealcorp Computer Products Limited
     Sealcorp Telecommunications Group Limited
     1World Systems Limited
     Tech Support Limited

     At March 31,2000 the operations of Image Craft Limited, Northmark Technologies Limited, and Photo Magic Limited were amalgamated with Brocker Technology Group (NZ) limited.

     During the 1998 Brocker Technology Group Ltd took a 20% founding shareholding in Highway Technologies Limited. This investment has been recorded using the equity method.

b)   Goodwill

     The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortised on a straight-line basis over its estimated useful life, considered to be three to ten years. On an ongoing basis, management reviews the valuation and amortisation of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

     Where an acquisition price is contingent on a future event or events, no goodwill is recognised until the final acquisition price can be reasonably determined.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)   Foreign Currency

     Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

     The financial statements of foreign operations are translated to Canadian dollars using weighted average exchange rates for the period for items included in the statement of earnings, period end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain or loss on the translation of the financial statements.

d)   Inventories

     Inventories principally comprise finished goods and are carried at the lower of cost and net realisable value. Cost is determined on a weighted average or first in first out basis.

e)   Capital Assets

     Capital assets are recorded at cost. Depreciation is calculated on a declining balance basis (except for leasehold improvements where a straight line basis is used) using the following rates:

     Land                                                            0%
     Buildings                                                       2%
     Office equipment                                               20%
     Vehicles                                                20 and 26%
     Furniture and fixtures                                         20%
     Computer hardware                                        20 to 30%
     Computer software                                         30 - 40%
     Plant and Equipment                                       20 - 26%
     Leasehold improvements                                1 to 4 years
     Computer hardware held for rental                     2 to 3 years

f)   Revenue recognition

     The Company earns substantially all of its revenue for the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

g)   Research and development expenditures

     Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortisation. Deferred development costs are amortised over the life of the developed product, currently a maximum of three years.

h)   Future Income Taxes

     Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognised in income in the period that substantive enactment or enactment occurs.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999


2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)   Earnings Per share

     Earnings per share have been calculated based on the weighted average number of common shares outstanding. The fully diluted earnings per share have been calculated on the assumptioin that all vested options have been exercised .

     In both cases, common shares to be issued, or held in escrow, in respect of the settlement of earn-out consideration in relation to acquisitions are only taken into account in the calculation of earnings per share once the number of shares can be reasonably determined.

j)   Stock Options

     The company has a stock option plan. When stock options are issued, the value of the option is not determined or recorded. Any consideration received on the exercise of the stock option is credited to share capital.

k)   Cash and cash Equivalents

     Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments. Cash and cash equivalents included in the cash flow statement are comprised solely of balances with banks.

3    ACQUISITIONS

     During the period the company invested $207,210 ( NZ$300,000) in Communica Limited. Communica Limited is involved in the provision of Toll and Cellular Services to its customers. This investment is secured by way of a charge over the assets of Communica Limited.

4    CAPITAL ASSETS

     During the 1998 Brocker Investments (NZ) Limited have acquired new premises in Auckland, New Zealand. The $2.350M purchase price of this property has been settled by way of mortgage finance of $2,103,000

5    DEFERRED DEVELOPMENT COSTS

     As at June 30, 2000 development costs of $1,597,504 have been capitalised. These costs principally relate to the development of software applications.

6    INVESTMENT IN ASSOCIATED COMPANY

     During 1998 Brocker Investments (NZ) Limited took a 20% founding shareholding in Highway Technologies Limited. This Company has developed new technology capable of providing transport and highway management, operation and funding solutions.

     In addition to the investment, Brocker Technolgy Group (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the Company's establishment phase up to a maximum of NZ$1,036,050. Interest is payable on these funds at 30% per annum. As at June 30, 2000 amounts advanced to Highway Technologies Limited amounted to NZ$1,099,436

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999


7    INDEBTEDNESS

(a)  The components of indebtedness are follows

     Mortgage finance liability                                      1,845,705

     Less current portion                                             (166,897)
                                                                    ----------
                                                                     1,678,808

     Capital lease obligations payable in New Zealand dollars,
     with interest rates ranging from 6.6% to 14.5% per annum,
     collateralised by related assets, payable over 1 to 3 years        40,016

     Less current portion                                              (24,219)
                                                                    ----------
                                                                        15,797

     An unsecured term liability repayable in NZ$                       48,349
                                                                    ----------
                                                                     1,742,954
                                                                    ==========

     During the year ended March 31, 2000 Sealcorp Computer Products Limited, Sealcorp Telecommunications Group Limited and Selacorp Australia Pty Limited ( all subsidiaries of the company ) have successfully renegotiated their financing arrangements. A new $20 million financing facility, secured by a registered first debenture on the assets and undertakings of these companies, replaces the previous facility of similar terms, which was terminated during the period. The current interest rate on this facility is 7.15%.

8    SHARE CAPITAL

     Authorised

     Unlimited number of common shares
     Unlimited number of Preferred Shares
     10,000,000 Series A Preferred Shares 6 1/2% cumulative

     Issued and outstanding                          2000             1999
                                                        $                $

     Common shares                              7,580,710        3,353,490
     Series A Preferred                                --        2,450,000
     Warrants                                  16,110,000               --
     Shares to be issued                          207,411          (41,769)
     Less:  Share issue costs                  (2,136,051)              --
                                              -----------       ----------
                                               21,762,070        5,761,721

     As at June 30, 2000 1,015,421 shares are being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis.

     BROCKER TECHNOLOGY GROUP LTD

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999


     Earnings Per Common Share

     Earnings per share has been calculated on the basis of the weighted average number of common shares outstanding for the period.

                                                           As originally
                                               Restated         reported
                                                   2000             2000            1999

     Weigthed average number of  shares      18,178,624       18,178,624      11,469,101

     Net (Loss) Profit after tax               (689,879)        (645,754)         34,877
                                            -----------      -----------      ----------
     Basic Earnings per share                    ($0.04)          ($0.04)          $0.00
                                            ===========      ===========      ==========

     For the current quarter and previous financial year the effect on earnings per share of the exercise of outstanding options and conversion of prefered shares, for the calculation of fully diluted earnings per share, is anti-dilutive.

9    SEGMENTAL OPERATIONS (Restated)

     The group operates in two geographical segments, New Zealand and Australia. The Canadian opertaions shown relate to administrative items only.

     The reporting of business segments is consistent with those reported in the prior year, including Vendor Services and Application Hosting which have been renamed to better reflect the opertaions of the segments.

     2000 ($)                             Canada      New Zealand       Australia            Total

     Sales                                    --       22,253,064       6,272,434       28,525,498
     Net Profit /(loss )                      --         (633,089)        (56,790)        (689,879)
     Depreciation & amortisation              --          331,316          41,761          373,077
     Net Interest Expense                (43,346)          95,286          71,525          123,465
     Identifiable Assets              10,242,927       35,551,960       8,836,359       54,631,246
     Capital Asset Expenditure                --          288,958              --          288,958

     The Group principally operates in four industry segments, being divisons by which the Group is managed, as follows:

     * Distribution and sale of computer and telecommunicatioins hardware and software ("Vendor Services")

     * The hosting of client hardware and software services including technical support and services for the Technology Industry ("Application Hosting")

     *    Software application design and development ("Application
          Development")

     *    Provision of professional consulting services ("Professional
          Services")

     The Corporate Services operation shown relates to the Group's administrative functions in New Zealand, Australia, and Canada.

                                          Vendor  Application     Application    Professional        Corporate
     2000 ($)                           Services      Hosting     Development        Services         Services            Total

     Sales                            27,029,133       40,797         259,854       1,195,714               --       28,525,498
     Intersegment Revenue                 52,118       (1,182)           (177)        (50,759)              --                0
     Net Profit /(loss )                (149,894)     (51,823)       (565,280)        (73,260)         150,378         (689,879)
     Depreciation & amortisation          57,847           --          51,554          98,223          165,453          373,077
     Net Interest Expense                183,000           --          66,521          33,376         (159,432)         123,465
     Identifiable Assets              25,282,522       18,455       1,179,889       1,346,852       26,803,528       54,631,246
     Capital Asset Expenditure             1,120           --          39,315              --          248,523          288,958